Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

($ in millions)

	Years Ended December 31
	2009	2008	2007	2006	2005
Fixed charges
Interest expense	$95.2	$85.1	$76.3	$77.2	$64.7
Interest capitalized during the period	7.5	9.0	9.1	9.9	15.0
Amortization of debt issuance expenses	3.3	4.1	3.8	3.8	3.4
Portion of rental expense representative of interest	38.0	50.6	55.9	56.7	60.9

Total Fixed Charges	144.0	148.8	145.1	147.6	144.0

Earnings
Income (loss) from continuing operations before income taxes (1)	234.6	(64.5)	29.4	(242.2)	(203.1)
Add (deduct) the following:
Share of loss (income) of associated companies	—	—	—	4.5	(7.2)
Amortization of capitalized interest	11.6	16.1	14.5	13.7	12.9

Subtotal	246.2	(48.4)	43.9	(224.0)	(197.4)

Fixed charges per above	144.0	148.8	145.1	147.6	144.0
Less interest capitalized during the period	(7.5)	(9.0)	(9.1)	(9.9)	(15.0)

Total earnings (loss)	$382.7	$91.4	$179.9	$(86.3)	$(68.4)

Ratio of earnings to fixed charges	2.66	*	1.24	*	*

(1)	Amounts for the years 2005-2008 have been reclassified to reflect the adoption of an accounting standard which changed the presentation and disclosure of noncontrolling interests in consolidated financial statements.
*	Earnings for the years ended December 31, 2008, 2006 and 2005 were inadequate to cover fixed charges by $57.4 million, $233.9 million and $212.4 million, respectively.